UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO (s) 240.13d-1(b)
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO (s)240.13d-2

(Amendment No. __)*

Neophotonics Corporation

(Name of Issuer)

Common Stock, $0.0025 par value

(Title of Class of Securities)

64051T100

(CUSIP Number)

12/31/2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64051T100 13G
1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
International Finance Corp 98-000-2550
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
International Organization Established by Agreement of Member Countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,520,000 shares of common stock
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,520,000 shares of common stock
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,520,000 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

CUSIP NO. 64051T100 13G

Item 1.

(a)	Name of Issuer:

Neophotonics Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2911 Zanker Road San Jose, CA 95134

Item 2.

(a)	Name of Person Filing:

International Finance Corporation

(b)	Address of Principal Business Office or, if none, Residence:

2121 Pennsylvania Avenue, N.W. Washington, DC 20433

(c)	Citizenship:

Not Applicable

(d)	Title of Class of Securities:

Common Stock, par value $0.0025 per share

(e)	CUSIP Number:

64051T100

Item 3.	If this statement is filed pursuant to Sections 240.13d 1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP NO.  64051T100                   13G

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,520,000 shares of common stock

(b)	Percent of class: 6.1%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,520,000 shares of common stock

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 1,520,000 shares of common stock

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012

INTERNATIONAL FINANCE CORPORATION

/s/ Anita Marangoly George
Name: Anita Marangoly George
Title: Director